Giovanni Caruso Partner 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

February 16, 2011

Kathleen Krebs
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Mail Stop 3030

Re:	China VantagePoint Acquisition Company Amendment No. 7 to Form S-1 Filed February 11, 2011 File No. 333-170006

Dear Ms. Krebs:

On behalf of our client, China VantagePoint Acquisition Company, a Cayman Islands exempted company (the “Company”), we are hereby submitting a revised Registration Statement on Form S-1 (the “Registration Statement”).  Contemporaneous with this submission we are submitting five clean and marked copies of an amended Registration Statement on Form S-1/A for the Company (the “Amended S-1”).

We are filing this Amended S-1 in response to oral comments received from the Staff.  In accordance with those comments, the Amended S-1 has been revised to reflect a sale of registered warrants, as opposed to a private placement of warrants.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Loeb & Loeb LLP